# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kezar Life Sciences, Inc., CIK 0001645666
CUSIP: 49372L100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/03/2024
Amends the filing with accession number 0001104659-20-021738
Filed by CIK 0001543112
Persons authorized to receive notices and communications: Morningside Venture Investment, 2nd Floor, Le Prince De Galles, 3-5 Avenue Des Citronniers, Monaco, Monaco (O9), 98000, 11-377-97-97-47-37; Morningside Tech Advisory, LLC, Attn: Stephanie O'Brien, Esq., 1188 Centre Street, Newton Centre, Massachusetts (MA), 02459, 617-244-2800

## Reporting persons
- Morningside Venture Investments Limited (CIK 0001543112): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frances Anne Elizabeth Richard: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jill Marie Franklin: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Stuart Allenby Edwards: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cheung Ka Ho: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Equal Talent Investments Limited (CIK 0001769229): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 616,502; shared voting power 0; sole dispositive power 616,502; shared dispositive power 0; aggregate amount beneficially owned 616,502 (8.45% of the class)
  Comment: Based on 7,296,222 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
- Suk Ying Pauli Ng: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF); sole voting power 616,502; shared voting power 0; sole dispositive power 616,502; shared dispositive power 0; aggregate amount beneficially owned 616,502 (8.45% of the class)
  Comment: Based on 7,296,222 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Kezar Life Sciences, Inc.
Address of issuer's principal executive offices: 4000 Shoreline Court, South San Francisco, California (CA), 94080
Comment:
On October 29, 2024, at 5:00 pm Eastern Time, Kezar Life Sciences, Inc., a Delaware corporation (the "Issuer") effected a 1-for-10 reverse stock split (the "Reverse Stock Split") of its common stock, par value $0.001 per share (the "Common Stock"). The Issuer's Common Stock began trading on the Nasdaq Capital Market on a split-adjusted basis beginning upon market open on October 30, 2024.
This Amendment No. 4 amends and supplements the Schedule 13D/A filed by the Reporting Persons (as defined in Item 2 thereto) on August 17, 2023 (the "Schedule 13D/A") and relates to their beneficial ownership interest in the Issuer's Common Stock. The address of the principal executive office of the Issuer is 4000 Shoreline Court, Suite 300, South San Francisco, California 94080. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise provided herein, each Item of the Schedule 13D/A remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

Between December 2, 2024 and December 3, 2024, Morningside Venture Investments Limited ("MVIL") sold an aggregate of 194,800 shares of Common Stock (See Item 5(c) below). On December 3, 2024, Equal Talent Investments Limited ("ETIL") sold an aggregate of 8,952 shares of Common Stock (See Item 5(c)below).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Information contained on the cover pages is incorporated by reference to this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Information contained on the cover pages is incorporated by reference to this Item 5.
The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 7,296,222 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, giving effect to the Reverse Stock Split. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.
Transactions in the class effected during the past sixty days: MVIL sold 3,752 shares of Common Stock at $7.55 per share on December 2, 2024 in an Open Market Sale. MVIL subsequently sold 191,048 shares of Common Stock at $7.03 per share on December 3, 2024 in an Open Market Sale. ETIL sold 8,592 shares of Common Stock at $7.03 per share on December 3, 2024 in an Open Market Sale.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Power of Attorney dated as of March 2, 2023 for Frances Anne Elizabeth Richard
99.3 Power of Attorney dated as of March 2, 2023 for Jill Marie Franklin
99.4 Power of Attorney dated as of March 2, 2023 for Peter Stuart Allenby Edwards
99.5 Power of Attorney dated as of March 2, 2023 for Cheung Ka Ho
99.6 Power of Attorney dated as of March 2, 2023, for Suk Ying Pauli Ng

## Signatures
- Morningside Venture Investments Limited: /s/ Frances Anne Elizabeth Richard, Frances Anne Elizabeth Richard, Director (01/16/2025)
- Frances Anne Elizabeth Richard: /s/ Frances Anne Elizabeth Richard, Frances Anne Elizabeth Richard (01/16/2025)
- Jill Marie Franklin: /s/ Jill Marie Elizabeth Richard, Jill Marie Elizabeth Richard (01/16/2025)
- Peter Stuart Allenby Edwards: /s/ Peter Stuart Allenby Edwards, Peter Stuart Allenby Edwards (01/16/2025)
- Cheung Ka Ho: /s/ Cheung Ka Ho, Cheung Ka Ho (01/16/2025)
- Equal Talent Investments Limited: /s/ Suk Ying Pauli Ng, Suk Ying Pauli Ng, Director (01/16/2025)
- Suk Ying Pauli Ng: /s/ Suk Ying Pauli Ng, Suk Ying Pauli Ng (01/16/2025)